Exhibit 99.2

QUANTUM eMOTION CORP.

Management’s Discussion and Analysis

Years ended December 31, 2024 and 2023

April 30, 2025

QUANTUM eMOTION CORP.

The following management’s discussion and analysis (“MD&A”) of the financial position and results of the operations and cash flows of Quantum eMotion Corp. (the “Company”, “QeM” or “Quantum”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2024, compared to the same period of the prior year which have been prepared in accordance with International Financial Reporting Standards (IFRS.)

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) in Canada and can be obtained from www.sedarplus.ca.

1.1	FORWARD LOOKING STATEMENTS

The sections of this MD&A on the Company’s strategy and action plan, its intellectual properties, development and financial reporting reflecting management’s current expectations contain “forward-looking statements.” Such statements should be understood in context, particularly statements that reflect the Company’s opinions, estimates and expectations about future events or results. Such forward-looking statements are subject to certain factors and involve some risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Factors that could cause future results, activities and events to differ materially from those expressed or implied by such forward-looking statements include, but not limited to, securing future financing inclusive of exercise of stock options and warrants, the possibility that additional research and development will not result in the timely achievement of additional patents, risks inherent in the Hi-Tech industry, and the time it will take for the industry to be ready to move to quantic solutions. These risks and uncertainties are described in this MD&A and in the annual information form filed on SEDAR+.

1.2	INCORPORATION AND NATURE OF OPERATIONS

Quantum eMotion Corp. was incorporated under the Business Corporations Act of Ontario on July 19, 2007.

The head office, principal address and records office of the Company are located at 2300 Alfred Nobel, Montreal, Qc, H4S 2A4. The Company is a developer of a new generation of quantum-based cryptographic solutions pursuant to the development of intellectual property and commercialization of cybersecurity solutions. (See 1.6 patent summary).

1.3	SENIOR MANAGEMENT CHANGES

N/A

QUANTUM eMOTION CORP.

1.4	COMPANY OVERVIEW AND STRATEGY

RESEARCH AND DEVELOPMENT ACTIVITIES

Technology

Our primary objective is to make our cryptographic solutions technology accessible as rapidly as possible to potential clients and partners, secure its effectiveness and ensure that the intellectual property is well protected. In order to stay focused on this objective, we are working closely with our partners to maximize the potential and security of our technology. The Company is developing complementary metal-oxide semiconductor (“CMOS”) implementations with l’École de Technologie Supérieure (“ETS”) to ensure greater competitiveness.

On June 1, 2023, the company announced the introduction of Entropy as a Service (EaaS) through their QxEAAS system, enhancing data security. EaaS offers on-demand randomness, vital for cryptography. Using QRNG2, which employs quantum electron tunneling, truly unpredictable random numbers are generated. This system reinforces QeM’s Sentry-Q cryptography platform against cyberattacks. EaaS distributes secure keys and strings with patented quantum-based entropy sources. Rigorous tests, like NIST Statistical Test Suite, validate the quality of generated entropy. The integration of EaaS and QeM’s cryptography library, with NIST-approved quantum-safe primitives, ensures cutting-edge security for data communication and authentication.

On January 10, 2024, QeM launched Quantum eHealth Inc., a subsidiary focused on healthcare applications for its advanced cybersecurity technology. By spinning off its Digital Healthcare Cybersecurity Activities into this new entity, QeM aims to capitalize on the growing digital healthcare security market. Quantum eHealth Inc. will hold an exclusive license to use QeM’s intellectual property in the healthcare sector. Meanwhile, QeM will continue developing and marketing various iterations of its Quantum Random Number Generator (QRNG) across other sectors, including financial services, blockchain, military, information technology and others.

On February 21, 2024, QeM announced a breakthrough in developing its first Quantum Random Number Generator (QRNG) on a chip, a significant advancement in quantum communication technology. This development compactly integrates QRNG into a single chip, potentially less than 1 cm², revolutionizing quantum-based security designs. This innovation allows the sale of design cores, enabling integrated circuits vendors like Texas Instruments, Intel, and IBM to embed QRNG functionality directly into their products, expanding the reach and impact of quantum security technologies.

On March 18, 2024, QeM announced a strategic partnership with the Platform for Digital and Quantum Innovation (PINQ²), an NPO established by the Ministry of Economy, Innovation and Energy of Quebec and Université de Sherbrooke. This collaboration aims to enhance the resilience of QeM’s security platform against advanced threats, including simulated quantum computer attacks using IBM’s Qiskit platform. PINQ², the exclusive operator of Canada’s first 127-qubit IBM Quantum System One at IBM Bromont, will work with QeM to rigorously test and evaluate their Kyber algorithm and QRNG. This project will assess the security system’s performance under simulated adversarial conditions, focusing on identifying strengths, weaknesses, and vulnerabilities, and ensuring alignment with strategic goals. The partnership leverages simulation tools like Qiskit to execute quantum attack simulations, thoroughly testing the security solution’s robustness.

On March 28, 2024, QeM announced that the project “Quantum random number generation for highly secure cryptography applications” will receive a $1.2 million grant from the Alliance Quantum program, managed by NSERC. Led by ÉTS in partnership with QeM, the project under Professor Ghyslain Gagnon, with co-grantee Prof. K. Zhang and contributors like Prof. B. Reulet from Université de Sherbrooke, focuses on developing scalable QRNG technologies. These innovations aim to bolster secure communications, integrate into Internet of Things (IoT) devices, and enhance security in DeFi ecosystems. The collaboration seeks to address challenges in QRNG commercialization, focusing on reducing energy consumption while leveraging quantum tunneling encryption for top-tier security.

QUANTUM eMOTION CORP.

On January 22, 2025, QeM announced groundbreaking results for its state-of-the-art quantum-based hardware wallet, designed to revolutionize security in blockchain and cryptocurrency transactions. Recent studies highlight that this innovative solution reduces the risk of monetary loss by up to 98% compared to conventional hierarchical deterministic (HD) wallets. Announced last July, the wallet leverages Quantum eMotion’s proprietary Quantum Random Number Generation (QRNG) technology and an intelligent key generation scheme, ensuring optimal performance for commercial blockchain applications. It provides a cost-effective and compact solution by reusing hardware components for generating both parent and child keys, thus reducing costs and complexity.

Patents

As of today, the Company owns two patent families which have been filed in several countries, and which have led to the issuance of several patents.

The first patent family stems from work performed at Sherbrooke University, by the team of Professor Bertrand Reulet, and was acquired by the Company.

As the Company required its patent to pass the introduction level with potential clients, it was then decided to work with the Company’s patent agent to assess the patentability of our technology. The Company received the final report that indicates that it should continue the National/Regional Phase as planned. By working diligently at the stage of the patentability report, the Company was able to respond rapidly to objections which were raised at the national/regional level, such as objections raised by the European Patent Office (“EPO”) examiner. The general scope of the first patent family is related to the use of a monitored flow of electrons across a quantum tunnelling barrier as a quantum random signal source which is then used to produce random numbers.

The second patent family stems from work performed internally by the family and generally concerns technology which was developed to eliminate non-quantum noise from the quantum signal and therefore allow ensuring that the random numbers are purely random and entirely based on quantum processes.

In September 2021, the Company filed for a third patent family covering a minimalistic circuit which utilizes the computer’s hardware to both power an on-chip quantum entropy source and turn the resulting entropy signal into random numbers of quantum origin on the go. The product will eventually be a plug-and-play ultraportable QRNG module that provides easy-to-use hardware protection for consumer electronics.

On April 12, 2023, Quantum announced the recent patent application for a fourth family of patent applications pertaining to a new method to operate a Blockchain Wallet that benefits from the protection provided by the QeM Quantum Random Number Generator (QRNG2). The market for hardware wallets has grown significantly in recent years due to the increasing demand for secure cryptocurrency storage solutions. According to a recent report by Markets and Markets, the global hardware wallet market is expected to grow from $1.0 billion in 2020 to $1.9 billion by 2025, at a compound annual growth rate (CAGR) of 13.5% during the forecast period. The growth of the hardware wallet market can be attributed to several factors, including the continuous adoption of cryptocurrencies after their recent volatility. QeM Quantum crypto-Wallet will eventually be considered one of the safest ways to store and manage cryptocurrencies, and they will become indispensable for anyone who wants to keep their digital assets highly secure.

On June 19, 2024, Quantum announced the filing of a patent application for a fifth family of patent applications pertaining to, yet another technology associated to the cryptocurrency industry. More specifically, we have developed our own hardware wallet technology which has a low footprint and competitive cost, while allowing us to leverage several of its other core technologies, such as the QRNG and its intelligent key generation scheme selection technologies, in new commercial applications. A combination of a patent application and industrial secret for the hardware wallet technology will target international intellectual property protection.

QUANTUM eMOTION CORP.

Patents (cont’d)

Status of patents
First Patent Family: Method for generating random numbers and associated random number generator
Country	Status
United States	Two patents were granted in the United States, including a first one granted on August 7, 2018, and a second granted on October 8, 2019.
Russia	Patent granted
European Patent Office	EPO granted the patent on February 19, 2020. The European Patent has been validated in several countries: Germany, Spain, Finland, France, Great-Britain, Italy and the Netherlands.
Thailand, India	Patent pending
Australia	Patent granted
China	Patent granted
Brazil	Patent granted
Canada	Patent granted
Republic of Korea	Patent granted
Second Patent Family: Method and system for generating a random bit sample
Country	Status
European Patent Office	EPO granted the patent on October 23, 2019. The European Patent has been validated in Germany, Spain, United Kingdom, Finland, France, Italy, Sweden and the Netherlands.
United States	Two patents were granted.
Brazil, Canada, China, India, Japan, South Korea, Thailand	Patent pending
Australia, Russia, Indonesia	Granted
Third Patent Family: System and Method for Generating a Random Number, and circuit for communicating an analog random signal
Country	Status
United States	Pending

QUANTUM eMOTION CORP.

1.4	COMPANY OVERVIEW AND STRATEGY (cont’d)

BUSINESS DEVELOPMENT ACTIVITIES

On December 23rd, 2024, QeM announced a major milestone in the commercialization of its cloud-based Sentry-Q platform, designed to address critical, unmet cybersecurity challenges in modern telemedicine and digital healthcare. QeM’s partner, GreyBox Solutions entered a strategic commercial alliance with Becton Dickinson (BD), a global powerhouse in the medical device and diagnostics industry with over $20 billion in annual sales. This partnership centers on advancing remote patient monitoring to improve the quality of life for patients with chronic diseases while empowering clinicians to monitor multiple patients efficiently. The initiative will launch in Canada, expand to the USA, and potentially scale to global markets.

On February 19, 2025, QeM announced a non-exclusive licensing agreement with Quantolio, a leading provider of AI-driven financial solutions. This strategic partnership grants Quantolio access to QeM’s proprietary Entropy-as-a-Service (EaaS) technology, enabling groundbreaking advancements in financial applications and quantum artificial intelligence (Quantum AI). Under the terms of the agreement, Quantolio will integrate QeM’s quantum-based technology into its AI-powered financial platforms. QeM’s EaaS technology provides robust, high-entropy quantum randomness, ensuring enhanced security and performance in sensitive financial computations and AI-driven decision-making processes. For instance, EaaS can synergize AI-powered financial forecasting platforms by guaranteeing truly unpredictable stochastic processes. QRNG technology enhances Monte Carlo simulations, optimizes risk management models, and improves market prediction capabilities. Quantolio receives a non-exclusive, worldwide license to leverage QeM’s proprietary EaaS technology within finance, FinTech, and Quantum AI applications. In exchange, Once the Quantum-powered financial platforms are commercially available, Quantolio will pay QeM an annual licensing fee of $1.0 million, with additional revenue-sharing terms.

On February 20, 2025, Krown Technologies, Ltd. officially unveiled Excalibur, the world’s first quantum-secured crypto cold wallet, powered by QeM’s cutting-edge QRNG technology. This next-generation hardware wallet redefines digital asset security by integrating true quantum randomness that would make it the most secure crypto wallet ever developed. After months of collaboration and meticulous development planning, Excalibur is designed to safeguard digital assets against even the most advanced cyber threats, including those posed by quantum computing. With its sleek, compact form—no larger than a thumb drive, Excalibur delivers unbreakable cryptographic security to crypto holders worldwide. As part of this partnership, Krown Technologies has secured a five-year, non-exclusive global license to integrate QeM’s proprietary QRNG technology into blockchain applications. Both companies will collaborate on the commercialization of Excalibur, operating under a revenue-sharing business model that aligns their mutual commitment to advancing secure digital asset storage.

On April 2, 2025, QeM announced the official launch of its U.S. subsidiary, Quantum eMotion America (QeMA), headquartered in Irvine, California. This strategic expansion marks a significant milestone in QeM’s international growth, designed to accelerate sales, forge new partnerships, and drive business development across the U.S. cybersecurity sector. California was selected for QeM’s first American office due to its vibrant technology ecosystem, access to top-tier talent, strategic global connectivity, and strong support for innovative enterprises. Irvine, in particular, offers proximity to major defense, enterprise, and academic hubs, positioning QeMA for sustained growth and market leadership.

As part of this expansion, QeM is pleased to announce the appointment of John Young, MBA, as Chief Operating Officer of Quantum eMotion America. In addition, Farrah Khan has been named Senior Vice President of Business Development, and Helen Woo has been appointed Vice President of Business Development, strengthening the company’s leadership team and reinforcing its commitment to growth in the U.S. market.

QUANTUM eMOTION CORP.

1.5	SELECTED PERIODIC INFORMATION

Year ended December 31
	2024 $	2023 $	2022 $
Net loss and comprehensive loss	(2,968,738)	(2,386,775)	(2,804,570)
Basic and diluted loss per share	(0.020)	(0.018)	(0.021)
Net working capital	$1,054,806	$1,107,242	$3,286,177

Balance as at
	December 31, 2024 $	December 31, 2023 $
Cash	1,359,406	315,626
Total assets	1,857,449	1,645,749
Total liabilities	519,606	226,811
Equity	1,337,843	1,418,938

1.6	INTELLECTUAL PROPERTY

The carrying amount of the intellectual property consists of:

	Licenses	Rights on royalties	Total
	$	$	$
Cost
December 31, 2023	446,112	350,000	796,112
Additions	-	-	-
December 31, 2024	446,112	350,000	796,112
Accumulated amortization, impairment and loss on derecognition
December 31, 2023	94,416	350,000	444,416
Amortization	22,307	-	22,307
December 31, 2024	116,723	350,000	466,723
Net book value
December 31, 2024	329,389	-	329,389

On August 3, 2016, the Company entered into an intellectual assignment agreement (“IP agreement”) with Société de commercialisation des produits de la recherche appliquée SOCPRA Sciences et Génie S.E.C. (“SOCPRA”) and its investors. Until the expiry of the last patent rights, which is expected in May 2035, the Company will pay SOCPRA a royalty of 5% calculated on the net sales price of products sold by the Company.

The Company may have an option to buy back the royalties in the future at terms and conditions to be agreed upon by both parties.

On February 4, 2023, the Company entered into a commercial and technical agreement with a third party. As part of the agreement, the third party will award a contract to the Company for the development of the Sentry-Q technology. Moreover, the Company will receive royalties on all sales completed by the third party in which the Company’s technology will be used.

Rights on royalties are not amortized as they have an indefinite life and are subject to an annual impairment test.

QUANTUM eMOTION CORP.

The Company performed its annual impairment test for its rights on royalties’ intangible assets through the assessment of the recoverable amount of the asset.

The recoverable amount of the asset was determined based on the higher of its value-in-use and fair value less costs of disposal. The value-in-use, which was determined to be of an approximately equal amount with the fair value less costs of disposal, was determined using discounted cash flow model, taking into consideration management’s best estimates of future royalty revenues and discount rates.

The Company determined that the recoverable amount of the rights on royalties’ intangible asset using a discount rate of 50% was approximately nil and therefore recognized an impairment charge of $350,000. The recoverable amount reflects the Company’s inability to demonstrate, in the foreseeable future, that the asset will generate future royalty revenues, primarily due to the third party’s delays in securing contracts.

1.7	SELECTED FINANCIAL INFORMATION AND OPERATING RESULTS

Year ended December 31
	2024	2023	Variance
	$	$	$
Expenses
Research and development	709,379	577,108	152,271
General and administrative	1,644,357	1,142,557	501,800
Marketing	183,341	229,008	(45,667)
Share-based payments	399,843	145,533	254,310
Impairment of intangible assets	-	350,000	(350,000)
Other items
Amortization	22,307	22,307	-
Net financial expense (income)	9,511	(59,738)	69,249
Net loss and comprehensive loss for the year	2,968,738	2,386,775	581,963
Basic and diluted loss per share	0.020	0.018	0.02
Weighted average number of common shares outstanding	148,428,317	135,502,838	12,925,479

The net loss and comprehensive loss for the year ended December 31, 2024, increased to $2,968,738 from a net loss and comprehensive loss of $2,386,775 in 2023. The increase in R&D of $132,271 relates primarily to higher research contracts with two third-party suppliers. The increase in G&A of $501,800 relates primarily to higher consulting fees; higher compensation costs; higher IT related costs; higher professional fees and higher investor relations expenses. The decrease in marketing expenses of $45,667 relates primarily to lower website costs. The increase in share-based, non-cash costs of $254,310 relates to the issuance of additional stock options. These were partially offset by the impairment charges of $350,000 which were incurred in 2023.

QUANTUM eMOTION CORP.

1.8	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the twelve most recently completed quarters.

Three-month period ended	Net loss and comprehensive loss for the period	Basic and diluted loss per share
	$	$
December 31, 2024	(1,151,251)	(0.008)
September 30, 2024	(597,403)	(0.004)
June 30, 2024	(727,891)	(0.005)
March 31, 2024	(492,193)	(0.004)
December 31, 2023	(792,952)	(0.006)
September 30, 2023	(556,376)	(0.004)
June 30, 2023	(532,956)	(0.004)
March 31, 2023	(504,492)	(0.004)
December 31, 2022	(1,053,975)	(0.008)
September 30, 2022	(517,750)	(0.004)
June 30, 2022	(541,048)	(0.004)
March 31, 2022	(691,801)	(0.005)
December 31, 2021	(270,993)	(0.002)

1.9	LIQUIDITY

As at December 31, 2024, the Company had net working capital (current assets in excess of current liabilities) of $1,054,806 compared to a net working capital of $1,107,242 as at December 31, 2023.

1.10	CASH FLOWS

For the year ended December 31, 2024:

The Company’s operating activities used $2,112,508 for the year ended December 31, 2024, compared to $2,081,622 in 2023. The increase of $30,886 in cash flow used is mainly related to changes in non-cash working capital items.

The Company’s investing activities provided $668,488 for the year ended December 31, 2024, compared to $196,803 used in 2023. The increase in cash flow provided is related to a net increase in sales of investments of $756,364 and a decrease in investments of $241,073 and a decrease in the additions to intangible assets of $350,000.

The Company’s financing activities provided $2,487,800 for the year ended December 31, compared to nil in 2023.

On March 20, 2024, the Company completed a non-brokered private placement, issuing a total of 15,000,000 units at a price of $0.05 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant of the Company. Each warrant entitles its holder to acquire one common share of the Company at a price of $0.15 for a period of 12 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on July 22, 2024.

Unit issuance costs of $1,000 were recorded and paid in the first quarter of 2024.

On November 15, 2024, the Company completed a non-brokered private placement, issuing a total of 7,500,000 units at a price of $0.10 per unit for gross proceeds of $750,000. Each unit is comprised of one common share and one warrant. Each warrant entitles its holder to acquire one common share of the

QUANTUM eMOTION CORP.

Company at a price of $0.20 for a period of 24 months following the closing of the private placement. The securities issued in the private placement are subject to a four-month and one day hold period expiring on March 16, 2025.

Unit issuance costs of $100 were recorded and paid in the fourth quarter of 2024.

During the year ended December 31, 2024, 6,400,000 common shares were issued, and 50,000 units are to be issued by the Company as of December 31, 2024, for a total amount of $967,500 following the exercise of 6,450,000 warrants at an exercise price of $0.15.

Subsequent Financing

On February 25, 2025, the Company completed a brokered listed issuer financing exemption (LIFE) financing for total gross proceeds of $10,000,000 at a price of $0.75 per unit. Each unit consists of 1 (one) common share in the capital of the company (a Share) and one common share purchase warrant (a Warrant). Each Warrant entitles its holder to acquire one additional common share (a ‘Warrant Share) of the Company at a price of C$1.10 for a period of 3 years from the date of issuance.

Subject to compliance with applicable regulatory requirements and in accordance with NI 45-106, the securities issues pursuant to the LIFE Exemption are expected to be immediately freely tradeable and will not be subject to a hold period under applicable Canadian securities laws.

1.11	STOCK OPTIONS

	December 31, 2024		December 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Balance outstanding, beginning of year	9,139,737	0.13	10,930,000	0.13
Granted	1,850,000	0.20	1,959,737	0.07
Exercised	(250,000)	0.09	-	-
Expired	(250,000)	0.12	(3,450,000	0.11
Forfeited	(37,500)	0.10	(300,000)	0.08
Balance outstanding, end of year	10,452,237	0.14	9,139,737	0.13
Balance exercisable, end of year	8,291,612	0.13	6,271,612	0.14

The weighted average remaining contractual life for options outstanding as at December 31, 2024, is 4.64 (December 31, 2023 – 2.22) years.

Share-based compensation recognized under this plan amounted to $399,843 for the year ended December 31, 2024 (2023 - $145,534) related to officers, employees and consultants mainly related to general and administrative expenses.

1.12	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

QUANTUM eMOTION CORP.

1.13	FINANCIAL INSTRUMENTS

All financial instruments are recognized when the Company becomes a party to the contractual provisions of the financial instrument and are initially measured at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value. Financial assets are derecognized when the contractual right to the cash flows from the financial assets expires, or when the financial asset and all substantial risks and rewards are transferred. Refer to Note 11 of the annual consolidated financial statements for the year ended December 31, 2024, for additional information on the Company’s financial instruments.

1.14	FINANCIAL RISK MANAGEMENT

In the normal course of operations, the Company is exposed to various financial risks. Refer to Note 11 of the annual consolidated financial statements for the year ended December 31, 2024, for additional information on the Company’s main financial risks.

1.15	MANAGEMENT OF CAPITAL

The capital structure of the Company consists of equity attributable to common shareholders, comprising issued share capital, reserves and deficit. The Company’s objectives when managing capital are to: (i) preserve capital; (ii) obtain the best available net return; and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares. There were no changes to the Company’s approach to capital management during the year ended December 31, 2024.

The Company is not subject to externally imposed capital requirements.

1.16	RELATED PARTY TRANSACTIONS

The Company’s related parties include companies owned by key management. The Company paid Management fees to key management through their management companies as follows:

•	Management fees of $72,000 to LVR Capital, a company owned by the Chief Financial Officer. As at December 31, 2024, $6,000 (2023 – $5,000) was due to that company.

•	Management fees of $431,231 to Aurakle Research, a company owned by the Chief Executive Officer. As at December 31, 2024, $161,306 (2023 – $25,000) was due to that company.

•	Management fees of $30,000 and other fees of $154,936 to Baystream Corporation, a company owned by a Director. As at December 31, 2024, $ 17,680 (2023 – $5,374) was due to that company.

•	Management fees of $30,000 to Red River Solutions, a company owned by a Director. As at December 31, 2024, $7,875 (2023 – nil) was due to that company.

•	Management fees of $22,500 to SLT Solutions, a company owned by a Director. As at December 31, 2024, $7,500 (2023 – $7,500) was due to that company.

•	Management fees of $14,167 to a Director. As at December 31, 2024, nil (2023 – $7,500) was due to that company.

•	Management fees of $24,671 to CyberDef LLC, a company owned by a Director. As at December 31, 2024, $10,790 (2023 – nil) was due to that company.

•	Research and development costs of $434,609 to Fileglobal, a company owned by a Director. As at December 31, 2024, $25,775 (2023 – $27,844) was due to that company.

QUANTUM eMOTION CORP.

1.16	RELATED PARTY TRANSACTIONS (cont’d)

Transactions with key management

The key management of the Company are the members of senior management and the Board. The remuneration and other expenses for the year ended December 31, 2024, for key management (including the amounts above) are as follows:

	2024	2023
	$	$
Research and development	434,609	347,036
Share-based payments	367,855	72,311
General and administrative:
Management fees	624,569	478,719
Other fees	154,936	39,305
	1,581,969	937,371

1.17	CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS

The critical accounting estimates and judgements are described in Note 2 of the annual consolidated financial statements for the year ended December 31, 2024.

1.18	CHANGES IN MATERIAL ACCOUNTING POLICIES

The accounting policies used are those described in the Company’s annual consolidated financial statements in Note 3 for the year ended December 31, 2024, and are the same policies as those applied in 2023 annual consolidated financial statements unless otherwise stated.

1.19	OTHER

Disclosure of Outstanding Securities as at December 31, 2024.

Outstanding common shares: 164,652,838

Outstanding options: 10,452,237

Outstanding share purchase warrants: 16,050,000

Of the 16,050,000 share purchase warrants:

-	9,850,000 have been exercised in the first quarter of 2025 for proceeds of $1,542,500; and
-	6,200,000 can be exercised at $0.20 per warrant until November 15, 2025, with potential additional proceeds of up to $1,240,000

(s)	Francis Bellido, Chief Executive Officer

(s)	Marc Rousseau, Chief Financial Officer

Montreal (Quebec), April 30, 2025